Jonathan Harwell	John M. Brittingham	Alix Coulter Cross	Jonathan Stanley
Lin S. Howard *	Susan V. Sidwell	Kris Kemp	Kenneth S. Byrd
Ernest E. Hyne II	John F. Blackwood	J. Greg Giffen	Jeffery J. Miller
Craig V. Gabbert, Jr.	D. Alexander Fardon	Leslie B. Wilkinson, Jr.	W. Christopher Andrews
Mark Manner	Michael R. Hill	Ryan D. Brown	J. David McDowell
Glen Allen Civitts	David Cox	David P. Cañas	D. Matthew Foster
Glenn B. Rose	Curtis Capeling	David Simcox
John N. Popham IV	Barbara D. Holmes	Tracy M. Lujan†	*Of Counsel †Also Admitted In Colorado
April 20, 2007
Via E-Mail and Federal Express
Mr. John Stickel
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
     Re:      Central Parking Corporation (the “Company”) Preliminary Proxy Statement
Dear Mr. Stickel:
     In your telephone conversation with David Cox and Kris Kemp on April 18, 2007, you asked us to provide some additional information to our letter to you dated April 11, 2007. On behalf of our client, Central Parking Corporation, we hereby submit the following responses to your requests.
     We represent the Company only. To the extent any response relates to information concerning Parent, Merger Sub, or any of the Equity Sponsors all as identified in the proxy statement, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives.
     Set forth below is your request, followed by our response.
     1. Please provide more detail on the option pool:
     RESPONSE: As stated in our letter dated April 11, 2007, the Equity Sponsors have indicated that they are contemplating establishing a new option plan which would permit the grant of options covering up to 8.5% of the fully diluted equity of the Parent in which senior members of management and other employees would be eligible to participate (the “Option Pool”). There have been discussions between the current CEO of the Company and the Equity Sponsors regarding this Option Pool, however, no final agreements have been reached and no executive officers have had any discussions with the Equity Sponsors regarding their potential individual grants. Based on the current proposal, the following is more detail on the Option Pool.
315 Deaderick Street, Suite 1800       Nashville, Tennessee 37238-1800
phone 615-256-0500      fax 615-251-1059       www.h3gm.com

Mr. John Stickel
April 20, 2007

          a. Who is eligible;
     RESPONSE: The current proposal contemplates having approximately 30 employees participating in the Option Pool. The proposal includes potentially granting options to the company’s general and regional managers, senior vice presidents and certain corporate officers, including all of the executive officers identified in the proxy statement. No communications about the possible option grants have been held with any of the general or regional managers.
          b. How much is going to senior management;
     RESPONSE: Under the current proposal, approximately 73% of the Option Pool, or 6.2% of the fully-diluted equity of Parent, would be allocated to the eleven executive officers identified in the proxy statement. As of the date of this letter, none of the executive officers other than the CEO has been involved in discussions with the Equity Sponsors regarding the number of options such executive officer may receive and no negotiations on the individual level have occurred.
          c. What terms may be expected (vesting, restrictions, etc.); and
     RESPONSE: Under the current proposal by the Equity Sponsors, the options issued under the Option Pool would vest as follows: (i) 65% of each grant would vest annually in equal parts over a four-year period upon achieving predetermined EBITDA based performance- targets, (ii) 22% of each grant would vest annually in equal parts over a four-year period, and (iii) 13% of each grant would vest upon the Parent achieving a specified rate of return on investment upon a future sale of the Parent, in each case subject to the employee’s continued employment through the vesting date. It is currently anticipated that the first potential performance-based vesting date would be September 30, 2007 based upon the Company accomplishing its 2007 budget and the first time-based vesting will be on the first anniversary of the closing of the merger. It is currently contemplated that these options will have an exercise price equal to the same price per share paid by the Equity Sponsors in connection with the equity financing for the merger.
     The Equity Sponsors have also approached the CEO regarding the possibility of the CEO and certain members of senior management purchasing additional equity in the Parent. However neither the members of senior management who would be participating nor the amounts or terms of such equity participation have been agreed upon as of the date of this letter.
          d. When it is anticipated to be formalized.
     RESPONSE: As noted above, there have not been any discussions regarding the Option Pool between Equity Sponsors and the individual executive officers other than the CEO as of the date of this letter. The executive officers have been informed of the currently proposed parameters of the Option Pool as described above, but no individual details have been discussed. The executive officers have also been informed that any participation in the Option Pool will require that such individual enter into an amendment to their current employment agreement as generally described below, however no specific individual conversations, other than with the

Mr. John Stickel
April 20, 2007

CEO have taken place. It is currently anticipated that the Option Pool will be formalized at the time of, and conditioned upon, the amendments to the employment agreement, which are expected to occur at approximately the time of the closing of the merger.
2.	Please provide more detail on discussions with management regarding directorships and other terms of employment.
     RESPONSE: Directorships. As we noted in our letter dated April 11, 2007, the Company’s CEO currently holds a seat on the Company’s Board of Directors. We are advised that the Parent contemplates having a nine-member board of directors consisting of five directors appointed by the Kohlberg Investors, three directors appointed by the Lubert-Adler Investors and the Chrysalis Investors and the ninth director being the current chief executive officer of the Company. There have been no further discussions regarding any other management having board seats at this time.
     Employment. As noted above, the Equity Sponsors have indicated that any executive officer that intends to continue with the Company post merger and participate in the proposed Option Pool will be required to enter into an amendment to his existing employment agreement. The currently proposed form of amendment to the existing employment agreements primarily requires the executive officer to agree that the merger does not provide for a claim by the executive officer that there has been either a “constructive discharge” or “good reason” basis for the executive officer to terminate his employment and be entitled to certain severance provisions. The proposed amendment also modifies generally the definitions of “constructive discharge” and “good reason” and amends the non-compete and non-solicitation provisions to apply in the event of any termination. The currently proposed amendments do not address any changes in salary, title or position. No individual amendments have been negotiated as of the date of this letter.
     In addition, the Equity Sponsors have proposed a bonus program based on the percentage of EBITDA budget achieved by the Company. Basically, the proposed bonus program provides that if 85% of EBITDA budget is achieved, the participant would be entitled to 50% of his target bonus, if 100% of EBITDA budget is achieved, the participant would be entitled to 100% of his target bonus and if 115% or more of EBITDA budget is achieved, the participant would be entitled to 150% of his target bonus. The current proposal provides that approximately 90 employees will participate in the bonus program. It is currently anticipated that the target bonuses under the program would remain at their current levels.
     Again, all of these are current proposals by the Equity Sponsors and no agreements have been finalized as of the date of this letter.

     The undersigned, on behalf of the Company, and in response to your request, hereby acknowledges that:
     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

Mr. John Stickel
April 20, 2007

     2. The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope this information will be responsive to your questions. Should you have any questions concerning this letter or any other aspect of the proposed transaction, feel free to call the undersigned at (615) 251-1083.
Sincerely,
HARWELL HOWARD HYNE
GABBERT & MANNER, P.C.
/s/ Susan V. Sidwell
Susan V. Sidwell

cc:	Emanual Eads
Ben Parrish
Jesse Yeo